UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nutanix, Inc.

File No. 001-37883 - CF#36112

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Nutanix, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 15, 2018.

Based on representations by Nutanix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through November 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office